UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

FIRST HAWAIIAN, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

32051X108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32051X108		13G

1.	Names of Reporting Persons BNP Paribas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	a.	☐
	b.	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Paris, France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

(1)      See the response to Item 4 and the explanatory note below.

CUSIP No. 32051X108		13G

1.	Names of Reporting Persons BNP Paribas USA, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	a.	☐
	b.	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

(2)      See the response to Item 4 and the explanatory note below.

CUSIP No. 32051X108		13G

1.	Names of Reporting Persons BancWest Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	a.	☐
	b.	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(3)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

(3)      See the response to Item 4 and the explanatory note below.

Item 1(a).	Name of Issuer: First Hawaiian, Inc.
Item 1(b).	Address of the Issuer’s Principal Executive Offices: 999 Bishop St., 29th Floor Honolulu, Hawaii 96813

Item 2(a).

Name of Person Filing
This Schedule 13G is being filed jointly by BNP Paribas, a French public company (“BNPP”), BNP Paribas USA, Inc., a Delaware corporation (“BNPP USA”), and BancWest Corporation, a Delaware corporation (“BWC,” and together with BNPP and BNPP USA, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office or, if none, Residence:
The address of the principal business office of BNPP is 3 Rue d’Antin, Paris, France 75002.  The address of the principal business office of BNPP USA is 787 7th Avenue, New York, New York 10019. The address of the principal business office of BWC is 180 Montgomery Street, 25th Floor, San Francisco, California 94104.

Item 2(c).	Citizenship: The place of organization of BNPP is Paris, France. The place of organization of each of BNPP USA and BWC is Delaware.
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share
Item 2(e).	CUSIP Number: 32051X108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
a.	☐	Broker or dealer registered under Section 15 of the Act.
b.	☐	Bank as defined in Section 3(a)(6) of the Act.
c.	☐	Insurance company as defined in Section 3(a)(19) of the Act.
d.	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
e.	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
f.	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
g.	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
h.	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
i.	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
j.	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Explanatory Note: The Reporting Persons ceased to beneficially own shares of the Issuer’s common stock following the completion of the sale of 24,859,750 shares of the Issuer’s common stock in a registered public offering on February 1, 2019. The shares of the Issuer’s common stock that were sold by the Reporting Persons were owned of record by BWC. BNPP USA, the parent company of BWC, and BNPP, the parent company of BNPP USA, were deemed to beneficially own all such shares of the Issuer’s common stock.

Item 4(a).	Amount beneficially owned: 0
Item 4(b).	Percent of class: 0%
Item 4(c).	Number of shares as to which the person has:
	i.	Sole power to vote or to direct the vote 0
	ii.	Shared power to vote or to direct the vote 0
	iii.	Sole power to dispose or to direct the disposition of 0
	iv.	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BNP Paribas

Date: February 8, 2019	By:	/s/ Pierre-Julien Marboeuf
Name: Pierre-Julien Marboeuf
Title: Head of Corporate Financial Structuring

	By:	/s/ Norberto Cordisco Respighi
Name: Norberto Cordisco Respighi
Title: Senior Financial Analyst-Corporate Financial Structuring

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BNP Paribas USA, Inc.

Date: February 8, 2019	By:	/s/ Philippe Ricard
Name: Philippe Ricard
Title: Chief Operating Officer

	By:	/s/ Pierre Bouchara
Name: Pierre Bouchara
Title: Authorized Representative*

*A Secretary’s Certificate evidencing the authority of such person to sign and file this Schedule 13G on behalf of BNP Paribas USA, Inc. is filed as Exhibit 1 to this Schedule 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BancWest Corporation

Date: February 8, 2019	By:	/s/ Xavier Antiglio
Name: Xavier Antiglio
Title: Vice President and Chief Financial Officer